Exhibit 1.02

Abbott Laboratories

Conflict Minerals Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 has been prepared by Abbott Laboratories and its consolidated subsidiaries, as context requires (herein referred to as “Abbott,” “we,” “us,” or “our”) and is submitted in accordance with Rule 13p-1 of the Securities Exchange Act of 1934 (the Rule), and regulations and guidance issued by the Securities and Exchange Commission (SEC) relating to the Rule. This report is available on our website at http://www.abbott.com/citizenship/disclosures.htm.

1.                              Overview

Abbott is a broad-based, global health care company. We discover, develop, manufacture and market a wide range of health care products, including nutritional products, diagnostic systems and tests, branded generic pharmaceuticals and medical devices. Abbott’s core businesses include diagnostic products, vascular products, nutritional products and pharmaceutical products.

We analyzed the products we manufacture or contract to have manufactured, and found that small quantities of tin, tantalum, tungsten, and gold (3TG) may be present in a number of our products; primarily, in electronic diagnostic and monitoring instruments, in medical and surgical devices and equipment, and in product components containing metal alloys. After requesting information from our suppliers, as described below, we are unable to determine whether the limited quantities of 3TG present in our products originated from the Democratic Republic of the Congo or adjoining countries, and whether such 3TG came from recycled or scrap sources. We similarly have been unable to identify the facilities used to process the 3TG.

Supply Chain

Abbott manufactures thousands of products. Because of the diversity and complexity of our products, we have thousands of suppliers that supply parts, components or other materials to Abbott. Each of these suppliers may in turn have large numbers of sub-suppliers. We typically do not have direct relationships with mines, smelters or refiners. We rely on our suppliers to provide information on the origin of 3TG contained in the parts, components and materials supplied to us — including sources of 3TG that are supplied to them from their lower-tier suppliers. Contracts with direct suppliers may be in force for multiple years and historically did not require the supplier to provide Abbott with information regarding the origin of 3TG.  Accordingly, we rely on the cooperation of our direct suppliers to provide the necessary information on the origin of 3TG.

As we renew or enter into new contracts, we are working to add language requiring suppliers to provide information about the source and chain of custody of 3TG present in the parts, components and materials they supply to Abbott. While these supplier contracts are being updated to contain appropriate flow-down provisions, we are continuing to work with our suppliers to obtain current 3TG sourcing information, as described in more detail below.

Abbott’s supplier query program was designed to first survey direct suppliers who provide parts, components or materials likely to contain 3TG. In addition, Abbott surveyed certain sub-suppliers with whom we have no direct relationship, but who sell parts, components or materials to distributors who sell directly to Abbott. Abbott’s program included the sub-suppliers who provide parts, components or materials used in our electronic diagnostic devices and instruments that are most widely sold around the world.

Requesting Information from Suppliers

We surveyed identified suppliers, as described above, using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (the EICC/GeSI Template). The EICC/GeSI Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a manufacturer’s supply chain. The EICC/GeSI Template includes questions regarding the supplier’s “conflict-free policy,” its engagement with its direct upstream suppliers, and a listing of smelters used. In addition, the EICC/GeSI Template contains questions about the origin of 3TG included in the supplier’s products, as well as the respondent’s due diligence on their suppliers. Written instructions and recorded training on the Template is available on the EICC Conflict Free Sourcing Initiative’s (CFSI) website.

Survey Responses

Abbott submitted surveys to the suppliers and sub-suppliers described above. We evaluated the responses we received to determine if the response was complete or required further engagement with the supplier. We followed up with suppliers who did not respond, provided an incomplete response, or provided inconsistent data within the EICC/GeSI Template. We have worked, and will continue to work directly with these suppliers to obtain additional information to supplement their responses.

Facilities Used to Process Conflict Minerals

Many suppliers’ responses did not include a list of the facilities used to process their 3TGs, in which case we were unable to obtain processing facility information.  Some suppliers did include a listing of smelters or refiners (in some instances listing hundreds of facilities); however, we were unable to identify the specific facilities that were used to process 3TG in the parts, components or materials actually supplied to Abbott.

Country of Origin of the Conflict Minerals

Based on our due diligence, we were not able to determine the country of origin of 3TG contained in the parts, components or materials actually supplied to Abbott.

Efforts to Determine Mine or Location of Origin

By supporting industry initiatives like the EICC/GeSI’s CFSI, Organization for Economic Co-operation and Development (OECD) implementation programs, requesting our suppliers to complete the EICC/GeSI Template, and evaluating supplier responses as described above, we seek reasonable information about 3TG smelters and refiners in our supply chain and the mines or locations of origin of 3TG in our supply chain.

2.                              Due Diligence Process

Abbott’s due diligence measures have been designed to conform in all material respects with the framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. Below is a description of the measures that we implemented and the diligence we performed.

2.1                       Management Systems

Our company statement relating to conflict minerals and sourcing of 3TG is available on our website at http://www.abbott.com/citizenship/disclosures.htm.

Internal Management Structure

We established an internal management structure and processes to support supply chain due diligence related to 3TG. This includes a cross-functional conflict minerals steering committee sponsored by senior management, as well as sub-teams focused on development, implementation, and ongoing enhancements to our compliance processes. The sub-teams include management representatives and subject matter experts from each of our operating divisions, as well as representatives from Legal, Quality Assurance, Purchasing, Finance, Government Affairs, Public Affairs and Information Systems. Senior management was briefed on the results of our supplier due diligence efforts.

System of Controls and Transparency

Abbott typically does not have direct relationships with 3TG smelters and refiners. Accordingly, we actively follow and support national and international efforts to identify upstream suppliers in the supply chain and increase traceability, including those by the EICC/GeSI CFSI.

Supplier controls include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for all Abbott employees; and our Supplier Guidelines, which outline expected behaviors and practices for our suppliers.

Supplier Engagement

Abbott maintains an active Supplier Social Responsibility program. Through this program we evaluate our suppliers with respect to: safe working conditions; dignified and respectful treatment of employees; maintain environmentally responsible manufacturing processes; ethical practices; and sufficient management systems. Abbott surveys our suppliers to determine whether they meet our expectations for social responsibility, and we conduct periodic on-site supplier social responsibility audits. For information regarding supplier social responsibility please see http://info.abbottsuppliers.com/static/supplier-expectations.html.

Grievance Mechanism

We have longstanding grievance mechanisms for employees and suppliers to report potential concerns or violations of Abbott policies. These mechanisms include direct reporting to managers or compliance officers, on-line reporting, and a toll-free Helpline that is available 24 hours a day, seven days a week with interpreters available in multiple languages.

Maintain Records

Abbott has established procedures and control systems for records retention. These procedures and controls are designed to ensure relevant documentation is retained in compliance with applicable laws, regulations or other requirements. We have defined records retention requirements to ensure relevant records related to our supplier due diligence process are preserved for an appropriate time period.

2.2                       Identify and Assess Risk in the Supply Chain

We identified and surveyed both direct suppliers and certain sub-suppliers who sell parts, components, or materials likely to contain 3TG. This included identified direct suppliers, as well as lower-tier sub-suppliers who provide parts, components or materials most likely to contain 3TG for several of our most widely sold electronic diagnostic devices and instruments. We rely on these suppliers to provide us with information about the source of 3TG contained in the products supplied to us. Our suppliers are similarly reliant upon information provided by their suppliers. Many of our smaller suppliers, as well as those further upstream in the supply chain are not SEC registrants subject to the Rule.

2.3                       Design and Implement a Strategy to Respond to Risks

Abbott’s conflict minerals compliance program has been designed to identify the source and chain of custody for 3TG, identify risks in supplier responses, and respond as appropriate. We identify potential risks or red flags by examining the responses provided by our suppliers, and have developed processes to address incomplete, inconsistent or otherwise unsatisfactory responses received from our suppliers. In addition, as described above, we maintain an active Supplier Social Responsibility program and actively follow and support national and international efforts to identify upstream suppliers in the supply chain and increase traceability, including those by the EICC/GeSI CFSI.

2.4                       Carry out Independent Third Party Audit Supply Chain Due Diligence at Identified Points in the Supply Chain

We typically do not have direct relationships with 3TG smelters and refiners and do not perform or direct audits of these entities.  We support audits conducted by third parties such as those undertaken pursuant to the Conflict Free Smelter Program.

2.5                       Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website http://www.abbott.com/citizenship/disclosures.htm, and is filed with the SEC.

3.                              Steps to be taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to identify 3TG in our products:

a)             Include in new or renewed supplier contracts a clause requiring the supplier to provide requested information regarding 3TG in the parts, components or materials they supply to Abbott.

b)             Engage with suppliers and direct them to training and other resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c)              Work with peer groups and relevant trade associations to define and improve best practices with our supply chain in accordance with the OECD Guidance.

Forward-looking Statements

Please note that forward-looking statements relating to our future plans are based on our current expectations and assumptions, and are not intended to be guarantees. Our actual actions may differ from these forward-looking statements.